Pioneer Exploration Inc.
700 West Pender St., Suite 520,
Vancouver BC V6C 1G8
Tel. 604-618-0948

March 27, 2007

VIA FACSIMILE: (202) 772-9206

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Attention: Goldie B. Walker

Re: Pioneer Exploration Inc.
Registration Statement on Form SB-2
Originally Filed July 13, 2006
File No. 333-135743

Dear Ms. Walker:

Please accept this letter as our request to accelerate or otherwise make effective the registration statement referenced above. Please make the registration effective as of 4:00 p.m. Eastern Time on March 30, 2007.

We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at the above referenced telephone number, or our lawyer Mr. Gary Henrie, Esq., at (435) 753-2829.

Very truly yours,
Pioneer Exploration Inc.

/s/ Thomas Brady

Thomas Brady, Secretary